

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Mario Moreno Cortez, Coordinator of Finance
Group Simec
Calzada Lázaro Cárdenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, México 44440

> **Re: Group Simec**
> **Form 20-F for the year ended December 31, 2014**
> **Filed May 15, 2015**
> **File No. 1-11176**

Dear Mr. Cortez:

We have reviewed your August 19, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2015 letter.

<u>Form 20-F for the Year Ended December 31, 2014</u>

<u>Item 5. Operating and Financial Review and Prospects, page 49</u>

<u>Consolidated Statements of Comprehensive Income, pages 57 and 62</u>

1.   We note your responses to prior comments one and two. Please confirm that you will revise future filing to clarify the facts and circumstance that result in: material foreign exchange gains (losses) recorded in each period and material differences between statutory and effective income tax rates in each period.

<u>USA Segment, pages 61 and 66</u>

2.   Please confirm you will revise future filings to more fully explain how you are managing negative operating trends in your USA segment. In this regard, we note that as existing sales agreements expire, you will evaluate new agreements. Please disclose and discuss the typical length and pricing terms of your sales agreements. Additionally, please address the potential risks and consequences, if these trends continue.

        Please contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Branch Chief
                                        Office of Manufacturing and
                                        Construction

Cc: David L. Williams, Simpson, Thatcher & Bartlett LLP